

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 24, 2010

Werner Funk
President and Secretary
Omnitek Engineering Corp.
1945 S. Rancho Santa Fe Road
San Marcos, CA 92078

> **Re:** **Omnitek Engineering Corp.**
> **Form 10-12G**
> **Filed April 27, 2010**
> **File No. 000-53955**

Dear Mr. Funk:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

General

1. Please be advised that your registration statement will automatically become effective in 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared our comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

Explanatory Note, page ii

2. Please revise the second paragraph of this section to note that you will be subject to the requirements of Regulation 13A upon effectiveness of this registration statement and not upon completion of this registration statement.

Description of Business, page 1
Business Development, page 1

3. Please include in one of your introductory paragraphs your revenues, assets, and losses for the most recent audited period and interim stub. This snapshot will help investors evaluate the disclosure as they read the filing.

4. Please revise the third paragraph of this section to disclose that on May 3, 2010 the OTCQX notified you that the company has fallen below the financial listing standards and will be moved to the Pink Sheets on May 28, 2010 or advise. Please also revise your Risk Factors section and Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters section as applicable.

Business of Issuer, page 1
Principal Products or Services, page 1

5. Please file the agreement to convert agricultural irrigation engines in California as an exhibit to your registration statement or please advise.

6. Please briefly clarify what you mean by "rich-burn" versus "lean-burn."

7. From the website listed in the third paragraph of this section, it appears that there are less than 20 million commercial vehicles produced each year. Please advise or please revise your disclosure accordingly.

8. Please clarify how you arrive at the estimate of the number of diesel engines that could be eligible for conversion to the Omnitek Diesel-to-Natural Gas Conversion System.

9. Additionally, please also provide support for your statement that it is "reasonable to believe that there will always be a market to convert diesel engines to CNG" or delete this statement.

10. Please provide support for the last two sentences of the fourth paragraph of this section or please delete these sentences.

Markets, page 2

11. We note your disclosure in the second sentence of the first paragraph of this section in which you state that your technology is currently being used in several countries. Please advise whether you have any agreements in place for the technology being used in these countries. If so, please file such agreements as an exhibit to your registration statement or please advise.

12. We note your disclosure regarding markets and your focus on countries not requiring emissions standards and secondarily on countries requiring compliance with emission standards, as well as the disclosure at page 3 regarding the status of new products or services. To the extent you discuss future plans or products, the discussion should be balanced with realistic time frames and any financing needs to implement your plans. If you have no current plans to begin implementing future plans or products or no available financing, so state. Please revise your filing throughout when discussing future plans or products.

13. In this regard, in your business section discussion please clearly describe what products you currently sell.

Effect of existing or probable governmental regulations on the business, page 7

14. Please revise this section to provide an estimate of the annual legal and accounting costs the company will incur as a result of meeting its reporting obligations.

Number of total employees and number of full-time employees, page 8

15. Please advise as to why you are anticipating a substantial change in the number of employees required to conduct future operations and how substantial this change will be or please delete.

Risk Factors, page 9

16. We refer you to the second to last sentence of the first paragraph and the second paragraph of this section. Please delete or revise this language to remove any inference that this section does not discuss all material risks. If risks are not deemed material, please do not reference them. Additionally, please make any corresponding changes to the Forward-Looking Statements language on page ii. Refer to 503(c) of Regulation S-K.

17. Please include any risks that may be associated with becoming a reporting company under the 1934 Act, such as increased costs or new regulatory environment that may result from being a reporting company.

18. Please create a risk factor to discuss the fact that six customers accounted for approximately 63% of your revenues for your last fiscal year. Additionally, to the extent you rely on one or more suppliers for a significant amount of your products purchased, please disclose and create a risk factor accordingly.

Early Stage of the Company and Its Products, page 10

19. We note that you have identified the company as being in the development stage of operations with 'limited revenue from operations'. ASC 915 defines a development stage entity as either not having principal operations commenced or planned principal operations have commenced but there has been no significant revenue from operations. Omnitek has generated revenue over $1 million in each of the last two years; therefore it appears that this identification is not appropriate. Please remove this disclosure.

Dependence Upon Key Personnel, page 12

20. Please revise to discuss whether there are any employment agreements in place between the company and Mr. Funk and Ms. Quigley and the related material risks, or advise.

Creditworthiness of Distributors is an Ongoing Concern, page 12

21. Please expand this risk factor to discuss the material risks associated with the potential inability to collect funds owed by distributors.

Financial Information, page 14
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

22. Please revise the first paragraph of this section to remove the reference to the children's book and education sector or please advise. We also note the reference to travel companies in the last paragraph on page 25.

Management's Plan of Operation, page 15

23. As the company does not meet the definition of a development stage company per ASC 915, MD&A should not include a plan of operations, but rather should discuss the results of operations for the periods presented. Please remove the title of this section to properly reflect the information to be presented (results of operations). In this regard, significantly expand your discussion to provide information that enhances an investor's understanding of the results of your operations. For example, with regard to sales, discuss the specific factors that caused a decrease of 61% including the products you sold less of, the geographic areas where sales decreased, and management's assessment of why such factors existed. A similar

more robust discussion should be presented for cost of sales and operating expenses.

Results of Operation, page 15

24. Please provide support for your statement that you expect your sales to rebound in 2010 due to improved economic conditions and rising energy prices or please delete.

Liquidity and Capital Resources, page 15

25. Please revise your discussion to identify and separately describe internal and external sources of liquidity available to the company and to identify any known demands or uncertainties that will result in, or that are reasonably likely to result in, liquidity increasing or decreasing in any material way. If a material deficiency has already been identified, disclose this fact and explain the course of action the company is planning to remedy the deficiency. See Item 3-03 of Regulation S-K for further guidance.

26. Please revise this section to discuss any material commitments for capital expenditures at the end of the latest period and the anticipated source of funds needed to fulfill such commitments. Similar information to that presented in the section "Future Capital Requirements; Uncertainty of Future Funding" on page 11 would be useful to an investor's understanding of the company's capital resources.

Critical Accounting Policies and Estimates, page 16

27. This section should include the identification of the accounting estimates reflected in the company's financial statements that require assumptions on uncertain items and whose changes could materially impact the company's financial condition or changes in operations. In this regard, we note that estimates for inventory obsolescence and the utilization of net operating loss carry forwards in the determination of a valuation allowance for tax assets require assumptions that are uncertain. Please revise to disclose the methodology and assumptions underlying these estimates and the impact of any changes in the estimates.

Security Ownership of Certain Beneficial Owners and Management, page 19

28. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities.

Directors and Executive Officers, page 20
Business Experience, page 20

29. Please provide the support for the statements "[h]is extensive knowledge of technology, marketing and international business has been largely responsible for the Company's growth and international market penetration" and "he started several successful businesses" or please delete.

Executive Compensation, page 22

30. We note your disclosure that Mr. Peterson had an employment agreement with set his salary level at $60,000. We also note your disclosure in the Summary Compensation Table that Mr. Peterson had a salary of $102,542 in 2009 and a salary of $85,853 in 2008. Please advise.

Certain Relationships and Related Transactions and Director Independence, page 24

31. Please revise this section to include any related party transaction that occurred in the fiscal year preceding your last fiscal year. Refer to Instruction 2 to Item 404(d) of Regulation S-K.

32. Please revise your disclosure to include any transactions with promoters and certain control persons that involved amounts less than $60,000 or please advise.

Recent Sales of Unregistered Securities, page 27

33. Please revise this section to include all of the information required by Item 701 of Regulation S-K such as the nature of the transaction as to which securities were sold other than for cash and the facts relied upon to make the exemption available.

Financial Statements, page 31
Statements of Cash Flows, page 36

34. We note that you had an approximate $233,000 impairment on inventory and $403,000 impairment on deferred tax assets. All items included in net income that are non-cash expenses or income should be separately reflected as an adjustment in reporting net cash flow from operating activities. In this regard, the separate reporting of changes in assets resulting in impairments and other changes in assets from sales of goods (inventories) or utilization (deferred taxes) in the normal course of business is considered meaningful information that should be disaggregated (and not reported as a net change in operating assets). Please see ASC Topic 230-10-45-28 to 29 for further guidance. Please revise accordingly.

Note 1: Organization and Business Activity, page 38

35. Please tell us and disclose whether you have any guaranteed obligations relating to your investment in Performance Stores, Inc. or whether you are responsible to provide any financial support. If you have any commitments, please also disclose how they are accounted for.

Note 2(k): Summary of Significant Accounting Polices, Customers, page 43

36. We note that six customers accounted for approximately 63% of revenue for the year ended December 31, 2009. Please revise to disclose if revenue from a single customer amounts to 10% or more of your total revenues, and if so, disclose the total amount of revenue from such customer in accordance with ASC 280-50-42.

Geographic Information

37. Please revise to disclose the geographic information required by ASC 280-50-41.

Note 6: Customer Deposits, page 45

38. Please revise to provide your policy for accounting for customer deposits in Note 2, Summary of Significant Accounting Policies.

Note 8: Related Party Transactions, Accrued Expenses – Related Parties, page 46

39. Please disclose the repayment terms for amounts owed to related parties.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Theresa Messinese at (202) 551-3307 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: George G. Chachas
        Chachas Law Group P.C.
        Fax: (619) 239-2990